July 31, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1999 and 1998, total revenues decreased 4.6% (see note below regarding gain on sale of land) from $503,890 to $480,549 and total expenses increased 4.4% from $312,578 to $326,419. Equity in income of the real estate joint venture increased 9.4% from $27,035 to $29,576. As a result, net income decreased 15.7% from $218,347 to $183,706 for the three-month period ended June 30, 1999, as compared to the same period in 1998. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 82.7% for the three month period ended June 30, 1999 as compared to 84.4% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $16,400 (6.2%) primarily as a result of higher yellow pages and miscellaneous advertising costs, repairs and maintenance and security and alarm expenses, partially offset by lower real estate tax expense. General and administrative expenses decreased approximately $2,600 (5.4%) primarily as a result of lower legal and professional expense. Equity in income from the real estate joint venture increased primarily as a result of higher rental revenue.

For the six month periods ended June 30, 1999, and 1998, total revenues increased 1.7% (see note below regarding gain on sale of land) from $953,035 to $969,240 and total expenses increased 6.3% from $637,194 to $677,620.
Equity in income of the real estate joint venture increased 6.6% from $51,824 to $55,225. As a result, net income decreased 5.7% from $367,665 to $346,845 for the six-month period ended June 30, 1999, as compared to the same period in 1999, as compared to the same period in 1998.. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $46,200 (8.9%) primarily as a a result of increases in yellow pages and miscellaneous advertising costs, repairs and maintenance, security and alarm service expenses and property management fees. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses decreased approximately $5,800 (4.9%) primarily as a result of lower legal and professional expense. Equity in income from the real estate joint venture increased as a result of higher rental revenue, partially offset by an increase in maintenance and repair expense.

The City of Stockton acquired 6,089 square feet or 5.4% of the Stockton property in 1997. In April 1998 the Partnership received $65,000 as compensation for the acquisition. A gain on sale of land was recorded in the amount of $46,974, and the cost of land was reduced by $18,026. Based on operations since the acquisition, neither cash flow from nor the value of the property appears materially impaired.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification; (2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President